

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Mr. Richard Rose
Vice President, Chief Legal Officer & Secretary
Coronado Global Resources Inc.
100 Bill Barker Way
Beckley, WV 25801

Re: Coronado Global Resources Inc.
Form 10-Q for the Quarterly Period Ending September 30, 2020
Exhibit No. 10.1
Filed November 10, 2020
File No. 000-56044

Dear Mr. Rose

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance